

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2007

Mr. Richard Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **RE: Coconut Palm Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **File No. 333-137386**
> **Amendment Filed February 28, 2007**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that that the company has added disclosure responsive to our prior comment 1 from our letter dated February 23, 2007. However, we do not believe that the company has responded entirely to that comment; accordingly, we partially reissue it. In an appropriate section, please provide a more detailed analysis supporting your conclusion that there could be a revote on the proposals under applicable state law.

2.   Please provide additional disclosure concerning the procedures to be followed by the converting shareholders. For example, when must they tender their shares, and how are they to do so?

Questions and Answers About the Proposals

3.   We note that the company has added text responsive to our prior comment 6 from our letter dated February 23, 2007 concerning the 80% test from your Form S-1. You state that "[t]he requirement calls solely for the target to have a fair market value equal to 80% of Coconut Palm's net assets …" You appear to interpret this requirement to operate independently from the actual value of the stake you receive in the combined company. In addition, your Form S-1 appears to be silent on how the 80% test would operate in the event that you acquire less than 100% of the target. Given this silence, please explain whether or not your stake in the combined company would satisfy the 80% test and provide disclosure justifying your approach.

4.   Please provide a brief summary of the management services proposal in response to the "What is being voted on …" question. In addition, we believe that your discussion of the management services agreement on page vvii should be expanded and clarified.

Summary, page 1

5.   We note your statement on page 20 that the company "believes that there has been no material violation of Section 5 resulting in any damages to EBC shareholders …" While we do not object to the discussion that follows this statement describing the company's potential exposure as a result of this issue, given the importance of Section 5, we do object to any language which would tend to minimize its potential violation. Please revise your document accordingly. In responding to the foregoing, please note the distinction between "material violation" and "material exposure." Finally, please make conforming changes to your risk factor disclosure.

Risk Factors, page 27

6.   Please revise your risk factor heading "Concerns under the Securities Act" to provide a better description of the risk being discussed.

Coconut Palm's Reasons for the Merger and Recommendation of the Coconut Palm Board, page 81

7.   We continue to believe that the company should provide a more detailed discussion concerning its conclusion that the transaction is fair to the company

from a financial point of view. In this regard we reiterate our prior comment 13 from our letter dated February 23, 2007. Please provide a more detailed discussion of the board's analysis, including a discussion of selection criteria, a discussion of the underlying data supporting comparability (including a discussion of how they may not be entirely comparable). Please note that the preceding is illustrative only.

The Management Services Proposal, page 105

8.   On page 106 and elsewhere, you indicate that the management services agreement "requires the affirmative vote of holders of at lease a majority of the shares of Coconut Palm's common stock issued and outstanding …" Please clarify whether your existing management will abstain from voting their insider shares in this proposal.

Executive Compensation, page 203

9.   Please revise your discussion to include summaries of your employment agreements with Messrs. Morton and Fess. In addition, please discuss the preliminary terms of your employment agreements with Messrs. Arnost, Blank, and Dvornik. In this regard we note that, at least with respect to Messrs. Morton and Fess, the company has already filed "form of" agreements as Annex F-1.

10.   We note that the company has presented Messrs. Morton and Fess' information by means of footnote disclosure. As the initial management agreement appears designed to compensate these individuals, your presentation would appear to be inconsistent with the principles behind our new release. See Item 402(a)(2) Please revise to present their compensation for 2006 or advise why no such presentation is necessary.

11.   Please provide the disclosure contemplated by Item 402(b) for Messrs. Morton and Fess' historical compensation at EBC. In addition, please expand your discussion of Coconut Palm's future compensation regime to provide more insight into how management will be compensated.

12.   Please revise your disclosure to fully disclose the Management Services Agreement in this section.

EBC Interim Financial Statements

Notes to Interim Financial Statements

General

13. We reviewed your response to our prior comment 24. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Tell us where you have disclosed information required by paragraph A240(h) of SFAS 123(R) or revise your interim financial statements accordingly.

EBC Audited Financial Statements

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

c. Revenue Recognition, F-40

14. In conjunction with your response to our prior comment 25, we note you charge a one-time start up fee for C.A.S.H. services. Please revise your revenue recognition policy to clarify if this startup fee is recognized at inception of the C.A.S.H. services agreement, ratably during the term of the agreement or under a different method of revenue recognition. Also, provide us with an analysis supporting your accounting treatment, including references to applicable accounting literature.

15. We reviewed your response to our prior comment 26. Your response did not address our comment, thus the comment will be reissued. Please revise your disclosure to include portions of your response to prior comment 73 from our letter dated January 12, 2007. Specifically, clarify if true, that (i) there has been no activity since September 2004, (ii) the arrangement was created to provide short-term funding, and (iii) it is your intent to terminate the agreement without any further activity.

Exhibits

16. Please review the requirements of Item 601 of Regulation S-K and ensure that all exhibits are appropriately filed. See Item 21 of Form S-4. In this regard we were unable to locate the management services proposal agreement. In addition, please file all material agreements relevant to EBC's business along with a list of EBC's subsidiaries. In the alternative, please advise us why such documents should not be filed.

Exhibit 5.1

17.   Please revise your legality opinion to properly reflect that you are opining on Delaware law, including its Constitution, statutory provisions, and all applicable judicial and regulatory determinations concerning the same.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

        cc.   Scot O'Brien
                (202) 393 5959